Board of Management

Vedior

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
HR. Amsterdam 33292225

Amsterdam, 16 October 2006
Re: Term of Chief Executive extended

SUPPL

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Jelle Miedema
Company Secretary

dlw 10/31

enclosure

Office:
Tripolis Building 200
Burgerweeshuispad 201
1076 GR Amsterdam
The Netherlands

Vedior
where people matter

Amsterdam, The Netherlands

Term of Chief Executive extended

For release at 8.00am on 16 October 2006

Vedior is pleased to announce that its Supervisory Board has agreed with Zach Miles that his term as Chairman of the Board of Management and Chief Executive, which is due to expire next year, will be extended for a further two years until 28th February 2009. The Supervisory Board is very pleased with the progress the Group has achieved under Mr Miles' leadership in improving its operating performance and broadening its geographic coverage and range of services.

Willy Angenent, Chairman of the Supervisory Board, commented: "*Since his appointment as Chief Executive in 2004, Zach has done an excellent job in refining the Group's strategy and developing a strong and highly motivated management team; I am confident in the future success of Vedior under his ongoing leadership*"

Zach Miles said: "*I am delighted to have been offered this opportunity. While a lot of progress has been made in recent years, Vedior's full potential has not yet been realised and I look forward to working with my colleagues to achieve our performance targets.*"

Company Profile:

Vedior is one of the world's largest recruitment companies and is a full-service recruitment provider with a diversified portfolio of brands targeting a broad range of industry sectors.

From its global network of offices spanning Europe, North America, Australasia, Asia, South America and Africa, Vedior offers temporary and permanent recruitment as well as a number of complementary employment-related services such as outplacement, HR outsourcing, payrolling and training.

Vedior has a leading market position in the provision of professional/executive recruitment in a wide range of sectors including information technology, healthcare, accounting, engineering and education. We also have a significant global network providing administrative/secretarial and light industrial recruitment.

For further information, please contact:
Amsterdam
Zach Miles, Chief Executive +31 (0)20 573 5609
Jelle Miedema, Company Secretary